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                             April 1, 2022

       Rodolfo Guerrero Angulo
       President
       Tofla Megaline Inc.
       Manzanillo 33. Local E, Col. Roma Norte
       Mexico, 06700

                                                        Re: Tofla Megaline Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed March 17,
2022
                                                            File No. 333-260430

       Dear Mr. Angulo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 31, 2022 letter.

       Amendment No. 2 to Form S-1 filed March 17, 2022

       Cover Page

   1. We note the revisions made in response to prior comment 2. Please revise the cover page to disclose Mr.
Angulo's expected voting power percentage following the completion assuming that: (1) no
shares are sold in this offering; and (2) all five million shares are sold in this offering.
For example, if true, disclose that following the completion of this offering, Mr. Angulo
will own 100% of your outstanding common stock if no shares are sold and 47.4% of your
outstanding common stock if all five million shares are sold.
 Rodolfo Guerrero Angulo
FirstName   LastNameRodolfo Guerrero Angulo
Tofla Megaline   Inc.
Comapany
April       NameTofla Megaline Inc.
       1, 2022
April 21, 2022 Page 2
Page
FirstName LastName
General

2. We note your response to prior comment 3; however, it appears you have nominal operations and nominal assets. Accordingly, please revise your disclosure to clarify that you may be deemed a "shell company" pursuant to Securities Act Rule 405 and include risk factor disclosure that highlights the consequences of shell company status.
       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Jack Brannelly, Esq.